Exhibit 21
KEY ENERGY SERVICES, INC. — SUBSIDIARIES LIST
The following is a list of the significant subsidiaries of Key Energy Services, Inc. showing the place of incorporation or organization and the names under which each subsidiary does business. The names of certain subsidiaries are omitted as such subsidiaries, considered as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary/Doing Business As	State of Incorporation/Organization
Advanced Measurements, Inc.	Alberta
Key Energy Mexico, LLC	Delaware
Key Energy Services, LLC	Texas
Key International, LLC	Maryland
Key Energy Services de Mexico S. De R.L. De C.V.	Mexico